Consent of Independent Registered Public Accounting Firm

The Board of Directors

KWESST Micro Systems Inc.

We consent to the use of our report dated January 17, 2024, except for note 1(b), as to which the date is October 25, 2024, on the consolidated financial statements of KWESST Micro Systems Inc. (the "Entity")  which comprise the consolidated statements of financial position as at September, 30 2023 and 2022, the related consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes, and to the reference to our firm under the heading "Experts" included in the Company's Amendment No.1 to Form F-1 Registration Statement dated October 25, 2024 being filed with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

October 25, 2024

Ottawa, ON Canada